SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Initial Filing)*

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

024061103

(CUSIP Number)

September 16, 2009

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: General Motors Company 27-03832222
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 4,093,729
7. SOLE DISPOSITIVE POWER 4,093,729
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,093,729
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12.	TYPE OF REPORTING PERSON CO

Item 1.

Item 1	(a)	Name Of Issuer:

American Axle & Manufacturing Holdings, Inc. (the “Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

One Dauch Drive Detroit, Michigan 48211-1198

Item 2.

Item 2	(a)	Name of Person Filing:

General Motors Company (the “Reporting Person”)

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

300 Renaissance Center Detroit, Michigan 48265-3000

Item 2	(c)	Citizenship:

A Delaware corporation

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

Item 2	(e)	CUSIP Number:

024061103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b).

Not Applicable.

Item 4.	Ownership.

Item 4	(a) Amount beneficially owned:

4,093,729.

Item 4	(b) Percent of class:

6.9%.

Item 4	(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0.

(ii) Shared power to vote or to direct the vote:

4,093,729.

(iii) Sole power to dispose or to direct the disposition of:

4,093,729.

(iv) Shared power to dispose or to direct the disposition of:

0.

The Reporting Person acquired Warrants for the purchase of 4,093,729 shares of Common Stock of the Issuer (the “Warrants”) on September 16, 2009. The Warrants are exercisable at any time prior to September 16, 2014, 5:00 p.m. New York City time, at an exercise price of $2.76 per share. The exercise price and the number of shares issuable upon exercise of the warrants are subject to adjustment pursuant to that certain Warrant Agreement, dated as of September 16, 2009, by and between the Issuer and the Reporting Person (the “Warrant Agreement”).

Pursuant to the Warrant Agreement, the Reporting Person has agreed that, except for a limited period after any exercise of the Warrants before the 30th day preceding the Warrant expiration date, it will vote any shares of Common Stock acquired upon exercise of the Warrants (the “Warrant Shares”) proportionally with all other stockholders of the Issuer. In addition, pursuant to the terms of the Warrant Agreement, while the Reporting Person (or any of its affiliates) holds any Warrants or Warrant Shares, the Reporting Person has agreed that, among other things, neither it nor its affiliates will, without the prior written consent of the Issuer, (a) acquire, directly or indirectly, any securities if, following such acquisition, the Reporting Person and its affiliates would be the beneficial owners of more than 20% of the then outstanding Common Stock, or (b) seek, propose or take other action, whether by itself or with others, for the purpose of, directly or indirectly, influencing or controlling the management or policies of the Issuer.

Item 5.	Ownership Of Five Percent or Less of A Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by The Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

General Motors Company

	By:	/s/ Nick S. Cyprus
	Name:	Nick S. Cyprus
Date: September 25, 2009	Title:	Vice President, Controller and Chief Accounting Officer

DETROIT.3816979.3

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